EXHIBIT 7
                                      PROXY

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF CORAL GOLD RESOURCES LTD. TO BE HELD AT THE TERMINAL CITY CLUB, 875 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA ON TUESDAY, JUNE 14, 2005 AT 10:30 O'CLOCK IN THE FORENOON [LOCAL TIME]

The undersigned Shareholder of the Company hereby appoints, Matt Wayrynen, President and Director of the Company, or failing him, Louis Wolfin, Director of the Company, or ______________________________, (print the name), as proxyholder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Shareholders of the Company (the "Meeting") and a every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the said Meeting, or any adjournment thereof.

You have the right to appoint a person or company to represent you at the Meeting, other than the persons designated above. See instructions on reverse.

The Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Shareholder as specified herein.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

                                                             For       Withhold
1. Appointment of Auditor.                                   ( )          ( )

2. To authorize Directors to fix the Auditor's               For        Against
   remuneration.                                             ( )          ( )

3. To determine the number of directors at eight (8).        For        Against
                                                             ( )          ( )
4. To elect as a Director:
                                                             For        Withhold
   Louis  Wolfin                                             ( )           ( )
   William  Glasier                                          ( )           ( )
   Ernest  Calvert                                           ( )           ( )
   Florian Riedl-Riedenstein                                 ( )           ( )
   David Wolfin                                              ( )           ( )
   Matt Wayrynen                                             ( )           ( )
   Lloyd Andrews                                             ( )           ( )
   Chris Sampson                                             ( )           ( )

5. To  consider  and if  thought  fit,  approve a special    For         Against
   resolution  to alter the  Notice of  Articles  to         ( )           ( )
   remove the application  of  Pre-existing  Company
   Provisions as more particularly described in the Information Circular.

6. To  consider  and if  thought  fit,  approve  a special    For        Against
   resolution  to alter the  Articles  of the Company to      ( )          ( )
   a new form of Articles as more particularly described in the Information Circular.

7. To consider and if thought fit,  approve a special         For        Against
   resolution to change the authorized  share structure       ( )          ( )
   of the Company to an unlimited number of common shares without par value.

8. To amend the  Company's  2003 Stock  Option Plan (the      For        Against
   "Plan") by increasing the number of common shares          ( )          ( )
   reserved for issuance under the Plan from 706,000 shares to 929,000 shares.

9. To grant the proxyholder  authority to vote at his/her     For        Against
   discretion on any amendment to the previous resolutions,   ( )          ( )
   or any other matters which may properly come before the Meeting.

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:
           ---------------------------------------------------------------------
Please print name:
                   -------------------------------------------------------------
Date:
      --------------------------------------------------------------------------
Number of Shares Represented by Proxy:
                                      ------------------------------------------

THIS  PROXY  FORM  MUST BE SIGNED  AND  DATED.  SEE  IMPORTANT  INFORMATION  AND
                           ------       -----
INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.   This Proxy is solicited by the Management of the Company.

2. This form of proxy ("Instrument of Proxy") must be signed by you, the Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Shareholder, by Pacific Corporate Trust.

4. A Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may do so as follows:
     (a) If you are a registered Shareholder: simply register with the scrutineer before the Meeting begins.

     (b) If you are a Shareholder whose securities are held by a financial institution: using the reverse of this Instrument of Proxy, strike out the names of the management proxyholders shown and insert your name as the proxyholder in the blank space provided, indicate a voting choice for each resolution or, alternatively, leave the choices blank if you wish not to vote until the Meeting; and sign, date and return the Instrument of Proxy to the financial institution or its agent who will validate and file your votes with Pacific Corporate Trust. At the Meeting, a vote will be taken on each of the resolutions set out on this Instrument of Proxy and the Shareholder's vote will be counted at that time.

5. A Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:
     (a)  If you are a registered Shareholder:

          (i) To appoint one of the management proxyholders named on the Instrument of Proxy, leave the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Shareholder had specified an affirmative vote;
           or
          (ii) To appoint another proxyholder, who need not be a Shareholder of the Company to vote according to the Shareholder's instructions, strike out the Management proxyholders shown and insert the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.

     b) If you are a Shareholder whose securities are held by a financial institution:

     Complete this Instrument of Proxy and return it to your financial institution or its agent to validate and file your votes with Pacific Corporate Trust. Do not complete the blank space provided for the appointment of an alternate proxyholder unless that person will be able to attend the Meeting and vote on your behalf.

6. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any poll of a resolution that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a registered Shareholder has submitted an Instrument of Proxy, the Shareholder may still attend the Meeting and may vote in person. To do so, the Shareholder must record his/her attendance with the scrutineer before the commencement of the Meeting and revoke, in writing, the prior votes.

================================================================================
To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST" no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof. The mailing address of Pacific Corporate Trust Company is 10th Floor-625 Howe Street , 10th Floor, Vancouver, BC, V6C 3B8, and its fax number is (604) 689-8144. If a holder I.D. and holder code appear in the address box on the face of this form beneficial securityholders are able to complete telephone voting at 1-888-Tel-Vote (1-888-835-8683) or internet voting at http://www.stocktronics.com/webvote
================================================================================